Filed Pursuant to Rule 433

Registration Statement No. 333-281614-02

Dated June 22, 2026

Pricing Term Sheet

Evergy Kansas Central, Inc.

First Mortgage Bonds, 5.300% Series due 2036 (the “bonds”)

This pricing term sheet relates to an offering of the bonds by Evergy Kansas Central, Inc. (the “Issuer”) and should be read together with the preliminary prospectus supplement, dated June 22, 2026, relating to such offering (the “Preliminary Prospectus Supplement”), including the accompanying base prospectus, dated August 16, 2024, and the documents incorporated by reference therein. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Evergy Kansas Central, Inc.

Trade Date:	June 22, 2026

Settlement Date*:	July 1, 2026 (T+7)

Expected Ratings**:	Moody’s Investors Service, Inc.: A2 (stable) S&P Global Ratings: A (stable)

Title of Securities:	First Mortgage Bonds, 5.300% Series due 2036

Principal Amount:	$350,000,000

Maturity Date:	July 1, 2036

Interest Payment Dates:	Semi-annually on January 1 and July 1, beginning on January 1, 2027

Coupon (Interest Rate):	5.300%

Benchmark Treasury:	4.375% due May 15, 2036

Benchmark Treasury Price/Yield:	98-28+ / 4.515%

Spread to Benchmark Treasury:	+80 basis points

Yield to Maturity:	5.315%

Price to Public:	99.885% of the principal amount, plus accrued interest from July 1, 2026, if settlement occurs after that date

Optional Redemption: Make-Whole Call:

Prior to April 1, 2036 (the date that is three months prior to the maturity date of the bonds (the “Par Call Date”)), the Issuer may redeem the bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds discounted to the redemption date (assuming the bonds matured on the Par Call Date) on a semi-annual basis (assuming a

360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the redemption date; and (ii) 100% of the principal amount of the bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date

Par Call:	On or after the Par Call Date, the Issuer may redeem the bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the bonds to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date

Tax Credit Event Call:	Upon the occurrence of a Tax Credit Event, the Issuer may redeem the bonds, in whole but not in part, at 101% of the principal amount of the bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date (provided that the notice of such redemption may be issued no later than January 1, 2027)

CUSIP/ISIN:	30036F AF8 / US30036FAF80

Joint Book-Running Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Commerce Brokerage Services, Inc. Loop Capital Markets LLC

The Issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement (including such base prospectus) with the SEC for the offering of the bonds to which this communication relates (File No. 333-281614-02). Before you invest, you should read the Preliminary Prospectus Supplement (including such base prospectus) and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Barclays Capital Inc., BNY Mellon Capital Markets, Goldman Sachs & Co. LLC or U.S. Bancorp Investments, Inc. can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, Goldman Sachs & Co. LLC toll free at 1-866-471-2526 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

*

It is expected that delivery of the bonds will be made against payment therefor on or about July 1, 2026, which will be the seventh business day (T+7) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds on any date prior to the first business day before delivery of the bonds will be required, by virtue of the fact that the bonds initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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